

September 9, 2013

Via E-mail
Mr. Jonathan W. Ayers
Chairman, President and
Chief Executive Officer
IDEXX Laboratories, Inc.
One Idexx Drive,
Westbrook, Maine 04092

Re: IDEXX Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 000-19271

Dear Mr. Ayers:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Business
Patents and Licenses, page 10

1. Please provide us proposed disclosure to be included in future periodic reports that clarifies the extent of the importance to the company of each patent and license listed. For patents expiring in 2014 and 2015, provide us proposed disclosure to be included in MD&A in future periodic reports that indicates the expected effects on future operations and financial position of the expirations including potential decreases in revenues and asset impairments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 35

2. Please provide us proposed disclosure to be include in future periodic reports that explains the use of "net" in the table of "revenue reductions recorded, net" at the bottom of page 37 and in the line items "Revenue reductions for Customer Loyalty Programs, net", "Revenue reductions for IDEXX VetLab® Instrument Marketing Programs, net" and "Revenue reductions for Other Customer Programs, net" in the table at the top of page 38. In this regard, address what is being netted and the amounts.

Notes To Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(i) Revenue Recognition

Multiple element arrangements ("MEAs"), page F-12

3. Please refer to your disclosure in the second paragraph regarding arrangements that include a separately-priced EMA in which you recognize revenue related to the EMA at the stated contractual price on a straight-line basis over the life of the agreement to the extent the separately stated price is substantive. Please provide us your accounting analysis supporting use of the stated contractual price with reference to authoritative literature. In addition, regarding your disclosure that if there is no stated contractual price for an EMA, or the separately stated price is not substantive, clarify for us what is meant by the statement that you recognize revenue according to the MEA policy stated above. Further, regarding your disclosure for contracts within the scope of software revenue recognition in the third paragraph, tell us how you determine the amount related to EMA's.

Customer Programs
Reagent Rental Programs, page F-14

4. Please provide us your analysis supporting your accounting for these programs with reference to authoritative literature. In your response, tell us the carrying amount of the instruments and the deferred revenue for these programs as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant